June 23, 2014

VIA EDGAR CORRESPONDENCE

Larry L. Greene

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Registration Statement on Form N-2

Filed on June 23, 2014

Dear Mr. Greene:

On behalf of TPG Specialty Lending, Inc. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), with the Commission on June 23, 2014 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-193986 (the “Prior Registration Statement”), initially filed with the Commission on February 18, 2014 and declared effective, as amended, on March 20, 2014, which Prior Registration Statement related to the initial public offering of the Company’s common stock, except for (i) revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement, (ii) information specific to the terms and manner of sale of certain types of securities that may be offered on a delayed or continuous basis, in accordance with Rule 415 under the Securities Act, pursuant to the Registration Statement, and (iii) the inclusion of

Larry L. Greene

Securities and Exchange Commission

unaudited financial statements and related financial data for the period ended March 31, 2014, together with disclosure relating thereto.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact Adam Fleisher at (212) 225-2286, Helena Grannis at (212) 225-2376 or Rebecca Tabb at (212) 225-2555.

Sincerely,
/s/ Adam E. Fleisher
Adam E. Fleisher

cc:	Jennifer Porter

Securities and Exchange Commission

David Stiepleman

Jennifer Mello

TPG Specialty Lending, Inc.

Michael A. Gerstenzang

Helena K. Grannis

Rebecca Tabb

Cleary Gottlieb Steen & Hamilton LLP